Movano Inc.

6800 Koll Center Parkway

Pleasanton, CA 94566

March 19, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Marion Graham; Larry Spirgel

Re:	Movano Inc. Request to Withdraw Registration Statement on Form S-4 Filed December 22, 2025, as amended on February 5, 2026

File No. 333-292321

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Movano Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-4 (File No. 333-292321) filed with the Commission on December 22, 2025, as amended on February 5, 2026, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant has decided not to pursue the offering due to business decisions and confirms that the Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Pursuant to Rule 477 under the Securities Act, the Registrant respectfully requests that the Commission grant this application for withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date. In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

U.S. Securities and Exchange Commission

March 19, 2026

We appreciate your time and attention to this matter. Should you have any questions, please contact Patrick Rogers with K&L Gates LLP, the Registrant’s outside counsel, at (704) 331-5712; patrick.rogers@klgates.com.

Very truly yours,

/s/ J. Cogan
J. Cogan, Chief Financial Officer

cc:	Patrick Rogers, K&L Gates LLP
Mark Busch, K&L Gates LLP